Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-101553, 333-107443 and 333-115506) pertaining to the 2002 Stock Incentive Plan, 2002 Employee Stock Purchase Plan, 2000 Stock Incentive Plan, Parthus Technologies 2000 Share Incentive Plan, Chicory Systems, Inc. 1999 Employee Stock Option /Stock Issuance Plan and 2003 Director Stock Option Plan of CEVA Inc. (formerly ParthusCeva, Inc.), of our report dated April 4, 2005, with respect to CEVA, Inc. and its subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CEVA, Inc. and its subsidiaries, included in this Form 10-K/A.

/s/ Ernst & Young

Dublin, Ireland
April 25, 2005